10028564

ITED STATES
DEXCHANGE COMMISSION
ington, D.C. 20549

BP 3/16

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 15 2010
Washington, DC
120

SEC FILE NUMBER
8- 66589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OES Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

744 Broad Street - Suite 2300
(No. and Street)

Newark (City) New Jersey (State) 07102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Mitchell (973)286-8770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

One Spring Street (Address) New Brunswick (City) New Jersey (State) 08901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/16

OATH OR AFFIRMATION

I, David Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OES Brokerage Services, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN M CAPUANO
Notary Public
State of New Jersey
My Commission Expires Apr 28, 2011

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Directors,
Order Execution Services Holdings, Inc.:

We have audited the statement of financial condition of OES Brokerage Services, LLC (a wholly-owned subsidiary of Order Execution Services Holdings, Inc.) (the "Company"), as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of OES Brokerage Services, LLC, as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

March 11, 2010
New Brunswick, NJ

OES Brokerage Services, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	898,132
Deposit at clearing organization		106,579
Receivables from customers, net of allowance for doubtful accounts of $21,742		2,992,157
Other assets		28,320
Due from affiliate		1,706
	$	4,026,894

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	3,501,508
Member's equity		525,386
	$	4,026,894

The Notes to Financial Statement are an integral part of this statement.

1. Organization

OES Brokerage Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Ontario Securities Commission of Canada. The Company, which was formed under the Limited Liability Company laws of the State of New Jersey in 2005, is a wholly-owned subsidiary of Order Execution Services Holdings, Inc., a Delaware corporation (the "Parent"). The Company is primarily engaged in providing connectivity, sponsored access, and agency brokerage services at exchanges and other market centers to broker-dealers and exchanges in the U.S. and Canada, for which it receives commissions. The Company is a member of the New York Stock Exchange, NYSE Arca, NYSE AlterNext US, BATS, The NASDAQ OMX Group, Chicago Stock Exchange, Chicago Board Options Exchange, National Stock Exchange, International Securities Exchange, and is a registered participant at Bloomberg Tradebook, Track ECN, Direct Edge ECN, LavaFlow ECN and Liquidnet ATS.

The Company is dependent on its single-member Parent with respect to its expense sharing agreement. The Parent has experienced net losses and negative cash flows from operating activities. Management has taken steps to reduce its operating losses, including a restructuring in October 2009, which reduced fixed costs by approximately 30 percent, a capital raise that has resulted in net new funding of approximately $660,000 through March 11, 2010, and restructuring initiatives with respect to its current indebtedness.

2. Significant Accounting Policies

Revenue Recognition

The Company records proprietary transactions in securities and the related revenue and expenses on a trade-date basis.

In conjunction with the services the Company provides, it is subject to certain fees, such as Section 31 transaction fees, that it passes along to its customers. The Company follows the accounting pronouncements regarding *Reporting Revenue Gross as a Principal versus Net as an Agent*, and has determined that it is the primary obligor in the arrangement and accordingly includes these amounts in gross revenue and expenses. For the year ended December 31, 2009, $2,950,437 is included in gross revenue and regulatory fees in the statement of operations.

Additionally, the Company earns revenues from the exchanges for providing liquidity to those exchanges through orders routed on behalf of its customers. The Company passes this revenue along to its customers. Again, because the Company is the primary obligor in the arrangement, it reflects the revenue it earns from the exchanges for providing liquidity in gross revenues, and the amounts passed through to its customers as additional expense. For the year ended December 31, 2009, $2,251,393 is included in gross revenue and exchange fees in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and Credit Policy

Receivables are obligations due from customers under terms requiring payments up to sixty days from the service date, depending on the customer. Payments of accounts receivable are allocated to specific invoices identified on the customer's remittance advice or, if unspecified, are applied to earliest unpaid invoices. The Company does not accrue interest on unpaid receivables. Customer receivable balances with invoice dates over thirty days are reviewed for delinquency. Management reviews these accounts taking into consideration the size of the outstanding balance and the past history with the customer. Receivables are stated at the amount management expects to collect from balances outstanding at year-end. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. At December 31, 2009, the allowance for doubtful accounts was $21,742.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and has not experienced any credit losses with these institutions. Substantially all of the Company's receivables are from customers located in the United States and Canada. Approximately 74 percent of the Company's receivables are from one customer at year end, and approximately 63 percent of the Company's revenues are from services provided to one customer. Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had net capital of $362,093, which was $127,555 in excess of its required net capital of $234,538. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 9.7 to 1.

4. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities include the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. Income Taxes – Allocated from Parent

The Company is a single-member LLC and its taxable income is included on the Parent's consolidated tax return. The benefit from income taxes presented in the statement of operations represents the Company's share of the Parent's current and deferred income taxes, and is allocated based on an informal tax sharing arrangement, which allocates that benefit or provision based on the Company's taxes as if it filed its own tax returns.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits at December 31, 2009.

6. Related Party and Affiliated Transactions

The Company is a wholly owned subsidiary of Order Execution Services Holdings, Inc. (the "Parent") and shares common management with all of the Parent's other wholly-owned and majority owned subsidiaries, which include: ISERoute, LLC; Pro Securities, LLC; Order Execution Services, LLC; Princeton Financial Technology Group, LLC; and OTR, LLC.

The Company has an expense sharing arrangement with the Parent and the other affiliated companies. Under the provisions of the expense sharing arrangement, certain common expenses are paid by the Parent and an affiliate and are allocated to the Company. During the year, the Parent and an affiliate paid $6,074,854 of compensation, communications costs, occupancy costs, professional fees and other expenses on behalf of the Company. At December 31, 2009, the Company had $1,706 of non-interest bearing accounts receivable from the affiliate and no amounts due from the Parent. During the year, the Company advanced funds to the Parent, $2,642,961 which was reclassified to a distribution.

Additionally, the Company provides connectivity, sponsored access and agency brokerages services to ISERoute, LLC, and as such has recognized gross commission income of $281,531 for the year ended December 31, 2009. Unpaid amounts from these services are included in Due from affiliate.

7. Commitments and Contingencies

On July 10, 2008, the Company filed with the Financial Industry Regulatory Authority ("FINRA") a Statement of Claim against its former clearing firm, Penson Financial Services Inc. ("Penson"), seeking $1.5 million in actual and compensatory damages relating to fraud, overcharges and breach of contract. On August 7, 2009, the Company received an adverse decision with respect to its Statement of Claim, whereby the Company's claims were dismissed and the Company was ordered to pay to Penson $820,000 in damages. On September 4, 2009, the Company filed a motion to vacate the decision with the United States District Court, District of New Jersey. The motion remains outstanding. The Company has included $820,000 in its accrued expenses as of December 31, 2009 to reflect this contingency.

While the Company continues to pursue its legal options with respect to the adverse arbitration decision, the Company has also entered in settlement discussions with Penson with respect to the arbitration award.

On December 15, 2009 FINRA issued the Company a "Wells" letter alleging that the Company had not complied with required short sale requirements contained in SEC Regulation SHO Rule 203 (b)(1) and FINRA supervision rules 2010 and 3010 for 181,053 orders during a three month period in 2007. The Company responded to FINRA's allegations on January 15, 2010, and has not received a response to date. The Company is not certain at this time of the outcome of this matter, but considers it a reasonable possibility that the resolution will result in a disciplinary action and/or a monetary fine. The Company cannot predict with any reasonable certainty as to the amount of the monetary fine, if any.

8. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through March 11, 2010, which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in the financial statements.

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors,
Order Execution Services Holdings, Inc.:

In planning and performing our audit of the financial statements of OES Brokerage Services, LLC, (a wholly-owned subsidiary of Order Execution Services Holdings, Inc.) (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company, to achieve all the divisions of duties and crosschecks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

March 11, 2010
New Brunswick, NJ

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

Public Report

OES BROKERAGE SERVICES, LLC

(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)

Statement of Financial Condition

December 31, 2009

With Independent Auditors' Report

and

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3